

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

Mr. Umang Vohra
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016
India

Re: **Dr. Reddy's Laboratories Limited**
        Form 20-F for the Fiscal Year Ended March 31, 2009
        File No. 1-15182

Dear Mr. Vohra:

        We have completed our review of your Form 20-F and have no further comments at this time.

                                Sincerely,

                                Gus Rodriguez
                                Accounting Branch Chief